ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Renee Laws T +1 617 235 4975 renee.laws@ropesgray.com

July 16, 2021

VIA EDGAR

Mr. Edward Bartz

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	AMG Funds IV (Registration No. 811-08004)

Dear Mr. Bartz:

I am writing on behalf of AMG Funds IV (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to the Trust’s preliminary proxy statement filed on June 30, 2021, pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, relating to the Trust’s August 12, 2021, special meeting of shareholders of AMG River Road Long-Short Fund (the “Fund”), a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below. Certain defined terms used herein have the meaning set forth in the proxy statement.

1.    Comment: On page (i) of the letter to shareholders from the President of the Trust that accompanies the proxy statement (the “President’s Letter”), the first proposal summarized in romanette (i) is defined as “Proposal 1” and the second proposal summarized in romanette (ii) is defined as “Proposal 2”, while the third and fourth proposals are not defined similarly. Please add defined terms for the third and fourth proposals for consistency.

    Response: The requested change has been made.

2.    Comment: On page (i) of the President’s Letter, please add the fifth proposal that appears in the proxy statement, “[t]o transact such other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof”, to the list summarizing the proposals, for consistency with the proxy statement.

    Response: The requested change has been made.

3.    Comment: The Staff notes that the second paragraph of the section of the proxy statement titled “Overview of the Proposals – Voting Procedures” states that “[a]bstentions and broker non-votes do not represent votes cast for a proposal but will be counted for purposes of determining whether a quorum is present.” Please revise this paragraph since broker non-votes cannot be counted towards quorum for non-routine matters. The disclosure should state something like “if a beneficial owner doesn’t provide voting instructions to its broker, the broker is not permitted to give a proxy with respect to such beneficial owner’s shares.”

    Response: The Trust respectfully notes that pursuant to rules to which the Trust is subject, abstentions and broker non-votes do not represent votes cast for a proposal but will be counted for purposes of determining whether a quorum is present. The Trust is not in a position to opine on whether a broker is permitted or not permitted to return a proxy card, and therefore respectfully declines to make the proposed change.

4.    Comment: The Staff notes the disclosure in the fourth paragraph of the section of the proxy statement titled “Overview of the Proposals – Voting Procedures” regarding adjournments and postponements to permit the further solicitation of proxies. Please revise this disclosure since the postponement or adjournment of a meeting to solicit additional proxies is a substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable to the chairman of the board. The Trust’s proxy card should have an additional voting box so shareholders can decide whether or not to vote in favor of adjournment should the occasion arise.

    Response: The Trust respectfully submits that the chair of the Meeting has the authority, in accordance with the Trust’s By-Laws (the “By-Laws”), to adjourn the Meeting from time to time with respect to one or more proposals to permit further solicitation of proxies. In particular, Section 5.3 of the By-Laws provide as follows:

Any meeting of Shareholders may, by action of the Chairman of the meeting, be adjourned from time to time with respect to one or more matters to be considered at such meeting, whether or not a quorum is present with respect to such matter. Upon motion of the Chairman of the meeting, the question of adjournment may be (but is not required by these By-laws to be) submitted to vote of the Shareholders, and in that case, any adjournment with respect to one or more matters must be approved by the vote of a majority of the votes cast in person or by proxy at the meeting with respect to the matter or matters adjourned, whether or not a quorum is present with respect to such matter or matters, and if approved, such adjournment shall take place without the necessity of further notice, subject to the requirements of Section 5.1 above. Unless a proxy is otherwise limited in this regard, any Shares present and entitled to vote at a meeting may, at the discretion of the proxies named therein, be voted in favor of such an adjournment.

Therefore, the Trust believes that the existing disclosure accurately describes the permissible methods for adjourning or postponing the Meeting.

5.    Comment: The Staff notes the supplement to the Fund’s prospectus, dated June 25, 2021, and included as Appendix A to the proxy statement. In the next amendment to the Trust’s registration statement relating to the Fund, please provide a policy with respect to the market capitalization of the Fund’s investments in the Fund’s principal investment strategies disclosure.

    Response: The Trust confirms that in the next amendment to the Trust’s registration statement relating to the Fund it will add the following to the Fund’s principal investment strategies disclosure: “The Fund may invest in securities of any market capitalization.”

6.    Comment: The Staff notes the inclusion of Focused Investment Risk as a principal risk of the Fund in the supplement to the Fund’s prospectus, dated June 25, 2021 and included as Appendix A to the proxy statement. In the next amendment to the Trust’s registration statement relating to the Fund, please disclose whether or not the Fund has a substantial portion of its assets invested in any particular industry or country and, if so, please disclose that industry or country.

    Response: The Fund does not have a strategy to focus its investments in any particular industry or country, but may have a significant amount of its assets invested in a single industry or small number of industries or in securities of issuers located in a particular country. The Fund’s industry and country distribution may change over time because it is actively managed. The Trust confirms that, immediately after the Fund changes its name to AMG River Road International Value Equity Fund and makes corresponding changes to its principal investment strategies and principal risks, it does not expect to have a substantial portion of its assets invested in any particular industry or country. For this reason, the Fund does not believe any specific industry or country should be discussed in the Fund’s principal investment strategy and principal risk disclosure at this time.

Please direct any questions you may have with respect to this filing to me at 617-235-4975.

Very truly yours,

/s/ Renee E. Laws

Renee E. Laws

cc :	Mark Duggan, Esq.

Maureen A. Meredith, Esq.

Gregory C. Davis, Esq.

Adam M. Schlichtmann, Esq.